

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 23, 2008

Mr. Iynky Maheswaran,
Chief Financial Officer
Sentry Petroleum Ltd.
999 18th Street, Suite 3000
Denver, CO 80202

> **Re:** **Sentry Petroleum Ltd.**
> **Form 10-K for Fiscal Year Ended February 29, 2008**
> **Filed June 2, 2008**
> **Form 10-Q for Fiscal Quarter Ended May 31, 3008**
> **Filed July 14, 2008**
> **Form 10-Q for Fiscal Quarter Ended August 31, 3008**
> **Filed October 15, 2008**
> **File No. 000-52794**

Dear Mr. Maheswaran :

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 29, 2008

General

1. Please number all your pages in future filings. Additionally, we note that your current file number for periodic reports per Edgar is 000-52794 instead of 333-133079, and your principal executive office per your disclosure under Business is located in Denver, Colorado instead of Reno, Nevada. Please revise your cover accordingly in future filings.

Financial Statements

Report of Independent Registered Public Accounting Firm

2. We note that the audit report of K.R. Margetson Ltd., your current auditor, covers your financial statements as of and for the year ended February 29, 2008. However, you also include financial data related to the cumulative period from inception (February 23, 2006) through February 29, 2008, which is not identified in the audit report and is not labeled as unaudited. If the financial statements for the cumulative period are not audited, they should be clearly marked as unaudited. Otherwise, they should be referred to in your current auditor's report.

   Additionally, to the extent your current auditor relied on the work performed by your former auditor on prior year financial statements or for purpose of opining on the cumulative data, please ask your current auditor to revise its audit report to refer to this period in the introductory and opinion paragraphs of its report, as well as indicating in the opinion paragraph that its opinion was based on the audit and the report of the other auditor. Your auditor can refer to AU Section 543 paragraphs 7 to 9 for further guidance.

3. We note that both your current and former auditors are located in Canada. Please tell us how you concluded that it was appropriate to have audit reports issued by auditors licensed outside the United States. In accordance with Article 2 of Regulation S-X, the audit report of a registrant that is not a foreign private issuer should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of the "International Reporting and Disclosure Issues in the Division of Corporation Finance" on our website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217.

Summary of Significant Accounting Policies

Oil and Gas Property

4. We note you disclose that you use the full cost method of accounting for oil and gas properties. Please expand your disclosure to discuss in more details the nature of costs to be amortized and the limitation on your capitalized costs (i.e. the ceiling test). Refer to Rule 4-10(c)(3)(i) and Rule 4-10(c)(4)(B) and (C) of Regulation S-X for further guidance.

Controls and Procedures

5. We note your disclosure stating that there have been no significant changes in your *internal controls* or in other factors that could significantly affect these controls *subsequent* to the date of their last evaluation. Please revise your disclosure to comply with Item 308(c) of Regulation S-K, which requires that you disclose any change in your *internal control over financial reporting* that occurred *during the last fiscal quarter* of your report that has materially affected, or is reasonable likely to materially affect your internal control over financial reporting.

6. Please address the following additional points of non-compliance with Item 601(b)(31) of Regulation S-K, regarding the certifications in Exhibit 31.1 and Exhibit 31.2 from Mr. Hart and Mr. Rajeswaran –

   ● the introductory language concerning internal control over financial reporting, required in paragraph 4, is missing;

   ● the representation about the design of your internal control over financial reporting, required in paragraph 4(b), is missing;

   ● the representation about your disclosure controls and procedures, required in paragraph 4(c), should be *as of the end of the period* covered by your annual report rather than *within 90 days prior to the filing date of your report;*

   ● the representation about deficiencies, material weaknesses, and fraud, required in paragraph 5, should be based on your most recent evaluation of *internal control over financial reporting*;

   ● the representation about changes in internal controls in paragraph 6 is no longer required.

In addition to the foregoing, please note that certifications must be provided by the principal executive officer and principal financial officer of the company. Certification by the president is not necessary unless he is serving as either principal executive or financial officer.

This comment on your annual report pertaining to your disclosure controls and procedures and certifications is also applicable to your subsequent interim reports on Form 10-Q.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551- 3476 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief